Exhibit 99.2

treat

Cadbury

Cadbury Shareholder
Magazine 2008/09

focused on performance

delivering against our plan

HOLLYWOOD
Chewing Gum
SMILE
creme egg
HALLS
Eclairs
GREEN & BLACK'S
ORGANIC
THE NATURAL CONFECTIONERY CO.
Cadbury
Dentyne
Bubbaloo
Clorets
STIMOROL
Flake
Trident
Splash

welcome
to Issue 1 of our new Shareholder Magazine, Treat. Come and get a real taste of Cadbury – who we are, why we are different and what we are doing to achieve our vision of being the biggest and the best confectionery group in the world. This issue focuses on our 2008 achievements and our priorities for 2009.

inside:

1	Chairman’s introduction

2	2008 highlights

3	Discussion with the Chairman and Chief Executive

4	Chief Executive’s comment

7	– Performance scorecard

8	– Priorities for 2009

10	Our Vision into Action

12	Our business units

14	Our three categories: chocolate, gum and candy

20	Financial statements

24	Our sustainability commitments

26	Board of Directors and Group Secretary

27	Directors’ remuneration report – highlights

30	Shareholder information

32	Notice of Annual General Meeting

ibc	Other information

For more detailed information, go online at www.cadbury.com
or contact Cadbury Group Secretariat at our Registered Office.
All confectionery market information in this report is
sourced from Euromonitor unless otherwise specified.

Chairman’s introduction
The Group delivered a strong performance in 2008. We met or exceeded our financial targets during a period of economic slowdown and financial turmoil while at the same time implementing important changes to the structure of the Group and the confectionery business.

The Group’s trading performance was strong, with a significant improvement in operating margin and an increase in confectionery revenues of 15% to £5.4bn. Excluding the benefit of foreign exchange, base business revenue growth was 7%, representing organic growth above the top end of our 4%–6% goal range.
Throughout the year, we took effective measures to protect and expand our profit margins. We increased our prices to offset the rise in input costs and streamlined our cost base, mainly through reductions in sales, general and administration costs and in central overheads. As a result, combined with the good revenue growth, we significantly increased our profits. Our underlying operating margin increased from 10.1% in 2007 to 11.9% in 2008. Excluding the gain from foreign exchange, the improvement in margin was 150 bps.
I believe this is a strong performance and shows good progress on our four year Vision into Action (VIA) strategic plan which includes achieving mid-teens margins by 2011. Despite our own change programmes and the unprecedented turmoil in financial markets, our teams around the world worked diligently to implement our business plan. I would like to thank all of them for their commitment, enthusiasm and focus on the job at hand and for making 2008 a successful year for Cadbury.
Dividends
The Board is proposing a final dividend of 11.1p, bringing the total dividend for the year to 16.4p, an increase of 6% on 2007. While the increase is in line with our progressive dividend policy, the pay-out ratio is somewhat ahead of our medium–term target of 40–50%.
Looking forward
Today, all companies are facing the most uncertain global economic outlook we have seen for many years. Consumer spending is under pressure, unemployment is increasing and the rate of growth is slowing in emerging markets. For Cadbury there are the additional issues of high cocoa prices and the challenges of increased competitor concentration.
On the other hand, the business model we have created has an enviable global footprint, powerful and respected brands, talented and passionate management and a history of resilience in economic downturns. We also have a strong balance sheet and secure financing. I believe our people are energised by the challenges ahead and comforted by the fact that our strategy is clearly defined and widely understood. As a result, while trading conditions will not be easy, we are confident that 2009 will be another year of progress for Cadbury plc.

Cadbury Shareholder Magazine 2008/09     1

2008
     highlights

7%	11.9%	16%	6%
Revenue growth†	Operating margin*	EPS growth**	Dividend growth

Financial highlights

>	Base business revenues up 7%

>	Underlying margins up 150 bps

>	Proforma EPS from continuing operations up 16%

>	Return on invested capital up 110 bps

>	Full-year dividend 16.4p, up 6%
Strategic highlights:

>	Transformation of the business into a category-led pure-play confectionery company

>	Vision into Action business plan well underway

>	Simplified organisation from 2009

†	Base business revenue
*	Underlying operating margin at reported currency
**	Proforma EPS from continuing operations (except where stated, all movements use constant currency)

					Reported	Constant
			Re-presented		currency	currency	[2]
£ millions	2008		2007		growth %	growth %

Revenue	5,384		4,699		+15	+6

– Underlying Profit from Operations[1]	638		473		+35	+22

– Restructuring & other non-underlying items	(250)		(195)

Profit from operations	388		278

Underlying Profit before Tax[1]	559		430		+30	+17

Profit before tax	400		254

Discontinued operations	(4)		258

Underlying EPS continuing Ops[1]	24.9	p	14.7	p

Reported EPS continuing Ops	22.8	p	7.0	p

Reported EPS continuing Ops & discontinued Ops	22.6	p	19.4	p

Proforma EPS – continuing Ops[3]	29.8	p	23.0	p	+30	+16

Dividend per share	16.4	p	15.5	p	+6

1	Cadbury plc believes that underlying profit from operations, underlying profit before tax and underlying earnings per share provide additional information on underlying trends to shareholders. The term underlying is not a defined term under IFRS, and may not be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, IFRS measurements of profit. A full reconciliation between underlying and reported measures is included in the segmental reporting and reconciliation of underlying measures note.

2	Constant currency growth excludes the impact of exchange rate movements during the period.

3	As a result of the Scheme of Arrangement to replace Cadbury Schweppes plc with Cadbury plc as the new holding company of the Group and the subsequent demerger of Americas Beverages, the shares of the Group were restructured with 100 Cadbury Schweppes plc shares exchanged for 64 Cadbury plc ordinary shares and 12 common stock in DPSG. Proforma EPS calculates underlying earnings per share of the continuing Group with reference to the underlying net profit from continuing operations of £403m (2007 – £309m) and assumes that the share consolidation was in place for the entire period in both 2007 and 2008 resulting in the proforma weighted average number of shares used to calculate proforma EPS of 1,347m (2007 – 1,336m).
2     Cadbury Shareholder Magazine 2008/09

Discussion with the Chairman and Chief Executive

Roger Carr, our Chairman, and Todd Stitzer, our Chief Executive, share their thoughts on the notable achievements in 2008 and the challenges ahead in 2009.
What has given you the most satisfaction in Cadbury’s achievements in 2008?
Roger: As you can see from our financial results, the performance of the Company has been strong. Management have met all of their goals in revenue, profit and margin growth in what, by any measure, has been a challenging period. However, while the financial achievements in the year have been pleasing, for me, it has been the tightening of operational management and the step change in business pace under Todd’s leadership that have been the most encouraging features. This lift in both tempo and resolve has served us well in 2008 and speaks positively for the future prospects of the business.
Todd: With critical initiatives such as the successful demerger of our Americas Beverages business and the implementation of our Vision into Action business plan, 2008 has been one of the busiest periods in the history of Cadbury. I have been incredibly impressed by the commitment and energy shown by our teams worldwide as they have risen to the challenge. Our results this year are a clear reflection of the team’s quality and dedication.
You are now 18 months into the implementation of your business plan – how is it going?
Todd: We have started well, delivering 150 bps margin gain from the plan in 2008, and we expect to benefit further from our cost saving initiatives in 2009. In addition, we are also making good progress on the more complex reconfiguration projects that will benefit us progressively more in 2010 and 2011. We are investing a considerable amount of our shareholders’ funds in improving the performance of our confectionery businesses. As a result, we are committed to ensuring the programme is well-managed and delivers our full expectations.
What do you feel will be the biggest challenge for Cadbury in 2009?
Roger: 2009 is an important year for the Company with major plant reconfiguration, product transfers and restructuring that will require dedicated management effort to effect seamless change.
Clearly economic conditions remain turbulent and markets competitive. While some commodities have softened, the price of cocoa has remained persistently high.
Like all businesses, therefore, we are not without challenge. Unlike many businesses however, we benefit from a resilient product range, an enviable global footprint with broad emerging market presence, a healthy balance sheet and a clear strategy.
How are you tackling these challenges?
Todd: In this environment, our consumers and retail partners will be demanding more from Cadbury–whether it is in the form of innovation, product quality or even higher service levels. I believe we have a strong and capable team who will rise to these challenges and raise our game where needed.
At the same time, we’re committed to delivering the benefits of our strategy, delivering revenue growth and pushing margins higher. We have the focus as well as the plans and actions in place to help us achieve these goals and, with sustained dedication from the team, I am confident we will succeed.
A final word for shareholders?
Roger: In the year ahead, we will continue to build on our strengths, aggressively manage costs, sustain our investment in marketing and sharpen our competitive edge. Irrespective of economic conditions, delivery of both our performance commitments and shareholder value will remain at the top of our agenda.
Todd: We have a committed and experienced team who are focused on delivering our performance targets. We have a great opportunity to make Cadbury the biggest and best confectionery business in the world and we plan on taking it.
Extended interviews with our Chairman and Chief Executive are available online at www.cadbury.com together with a brief overview of our results from Todd and the usual investor presentations made in February.

Cadbury Shareholder Magazine 2008/09     3

focused
on
performance
delivering against our plan
2008 was a year of significant development for Cadbury. We transformed our business, evolved our organisation model and started to implement major restructuring and reconfiguration. I am very pleased that during this eventful period, our people maintained their focus on performance and delivered against our strategic plan.

Todd Stitzer Chief Executive
4     Cadbury Shareholder Magazine 2008/09

Introduced in June 2007, our Vision into Action (VIA) business plan sets out a bold agenda with the clear vision of becoming the world’s biggest and best confectionery company. This aspiration, built around developing a strong total confectionery model, is supported by clear objectives, priorities and a financial performance scorecard. The strategy is underpinned by a strong focus on sustainability, culture and purpose that unifies the actions and objectives of the 45,000 people who work for Cadbury.
The governing objective of our plan is to achieve superior shareholder returns, through delivering our performance scorecard.
We are now 18 months into implementing our VIA. A lot of progress has already been made and I’ll share with you some of the major developments.
our
performance
in
2008
The three important priorities for Cadbury, set out in the VIA business plan are below, together with our performance scorecard. Typically spanning a number of years, these represent the important milestones against which the successful delivery of our strategy will be measured. A detailed explanation of the measures is included later.
Strong financial performance
2008 has been a year of strong financial performance for Cadbury as a standalone confectionery business. In brief, we have exceeded our revenue growth targets, improved our global market share, delivered strong margin progress, increased our dividend and made a healthy increase in our overall return on invested capital. We have put long-term financing in place and strengthened our balance sheet. Underpinning these commercial and financial goals, we have made good progress on our sustainability commitments.

our priorities

Priority	2008 activities

1. Growth ‘Fewer, Faster, Bigger, Better’	>	Achieved 8% revenue growth in focus brands
	>	Rationalised underperforming products and ‘tail brands’
	>	Drove consumer preferred brands such as Wispa
	>	Gained scale in Turkish route-to-market by combining gum and candy distribution

2. Efficiency ‘Relentless focus on cost & efficiency’	>	Realised SG&A cost savings, improving operating margin by 100 bps
	>	Reduced central costs, improving operating margin by 20 bps
	>	Reconfiguration of the supply chain in the UK and Ireland
	>	Continued the turnaround of underperforming businesses
	>	Divested non-core assets such as Monkhill candy

3. Capabilities ‘Ensure world–class quality’	>	Strengthened the commercial capabilities of our global category teams
	>	Invested in Science and Technology to support innovation and quality
	>	Removed organisational complexity to speed up decision making and in market execution
	>	Maintained investments in finding and developing key talent

Cadbury Shareholder Magazine 2008/09     5

Year of significant change
As our Chairman pointed out in his opening remarks, 2008 has also been a year of significant change for Cadbury, in terms of our portfolio of activities as well as implementing the first stages of our VIA strategy.
When we completed the demerger of our Americas Beverages business in May 2008, to form the Dr Pepper Snapple Group (listed on the NYSE in New York, Symbol: DPS), we had largely completed the transformation from Cadbury Schweppes plc to Cadbury plc.
Completing the transformation
To complete the transformation to a pure-play confectionery business, we announced a conditional agreement to sell our Australia Beverages business at the end of 2008. This is the last of our beverage activities and we hope to complete the sale process during the second quarter of 2009.
Evolving our organisation
This year, we have also taken the opportunity to simplify and strengthen further the organisational structure of the business. From 2003 to 2008 the confectionery business was run using a regional structure, with strong leadership to drive strategic change and build strong commercial functions. Since the introduction of our global categories in 2006 for Chocolate, Gum and Candy, we are increasingly managing our commercial strategies on a global basis and driving in-market execution at a business unit level.
Reflecting these operational developments, and with the established strategic programme firmly embedded in the business units, we have taken the decision to remove the regional level from 2009 onwards and directly manage the seven underlying business units and the strong global functional leadership.
We started on this journey in 2003 to create a more centralised organisation which is joined-up and unified while preserving the local entrepreneurial spirit of our managers. I strongly believe that we have made good progress towards this goal and that this new structure will help us drive cost efficiencies, faster decision making and better in-market execution.
Implementing our Vision into Action
Our VIA sets out a clear strategic programme of action and change for Cadbury. We are investing £450 million on restructuring and some £200 million of incremental capital expenditure over the four year programme to make significant changes to our organisation.
The results of these initiatives in 2008 have already been significant, contributing to a strong top line performance and a major improvement in our underlying operating margins.

6     Cadbury Shareholder Magazine 2008/09

performance scorecard

Goal	2008 result	Comments

Annual organic revenue growth of 4–6%	Base business revenues up 7% 7%	For the second successive year, we exceeded the top end of our goal range.

Total confectionery share gain	Market share* up 40 bps to 10.5% 40bps	We delivered good global market share growth and increased share in the UK by 50 bps.

Mid teens trading margin by 2011	Margins up 180 bps to 11.9% 11.9%	Strong underlying operating margin progress was driven by the initiatives within the VIA plan, principally the early benefits of restructuring and improvements at our underperforming businesses.

Strong dividend growth	Dividend growth of 6% 6%	While the increase is in line with our progressive policy, the pay-out ratio is somewhat ahead of our medium-term target of 40–50%.

Efficient balance sheet	✓	With interest cover of 7.6 times, a debt to EBITDA ratio of 2.1 times and a BBB credit rating, we maintained a good balance of efficiency and prudence in uncertain economic times.

Growth in Return on Invested Capital (ROIC)	ROIC up 110 bps 110bps	ROIC is a good measure of the effectiveness with which we are using our shareholders’ resources. In 2008, we invested in restructuring to make long-term efficiency improvements. This resulted in strong profit growth off a modest increase in invested capital.

* Latest available share data. Global market shares are published by Euromonitor in July of each year for the previous year.
Our goals and progress on non-financial performance indicators are explained in Our sustainability commitments on page 24.
Cadbury Shareholder Magazine 2008/09     7

our
outlook and strategic
priorities
for
2009

Priority	2009 plans

1. growth ‘Fewer, Faster, Bigger, Better’	>	Category focus for scale and simplicity
	>	Drive advantaged, consumer preferred brands and products
	>	Accelerate white space market via ‘Smart Variety’
	>	Create advantaged customer partnerships via total confectionery solutions
	>	Expand product platforms and strengthen route to market through partnership and acquisition

2. efficiency ‘Relentless focus on cost & efficiency’	>	Realise price and optimise customer investment
	>	Reduce SG&A cost base
	>	Deliver supply chain cost reduction and reconfiguration initiatives
	>	Rationalise portfolio
	>	Optimise capital management

3. capabilities ‘Ensure world-class quality’	>	Operate a category-led business enabled through consistent commercial capabilities
	>	Invest in science, technology & innovation to deliver preferred products at competitive cost
	>	Drive focused decision making and speed of execution
	>	Sharpen talent, diversity and inclusiveness agenda
	>	Leverage partnerships to streamline processes and reduce costs

8     Cadbury Shareholder Magazine 2008/09

Our commitment to the VIA is unchanged and we will continue to focus on implementing many more of the projects and initiatives that make up the plan. This will contribute to the greater efficiencies and performance improvements that will be essential to deliver superior shareholder returns, particularly in the uncertain economic climate that all businesses now have to operate.
Our priorities for 2009 are clear and are set out in the table opposite. They are similar to those we had in place for 2008 but adapted to the challenging economic environment in 2009.
They are consistent with the VIA business plan that governs our strategy.
Outlook
Cadbury is now well positioned as a focused pure-play confectionery business. As a result of actions taken in 2008, we have a strong financial position with long-term financing. Implementation of our VIA business plan is well underway and, although there are many reconfiguration challenges ahead, management is committed to delivering the full benefit of planned cost savings and efficiency improvements.
We have always maintained our belief that confectionery is a resilient category within the consumer goods market. We sell small affordable treats and even in challenging times, consumers in emerging and developed markets will still look for affordable treats to provide a moment’s pleasure.
While we will not be immune to the continued weak economic environment, at this early stage in 2009, we expect to deliver revenue growth around the lower end of our 4–6% goal range and make good progress toward our goal of mid-teens margins by 2011.
Cadbury Shareholder Magazine 2008/09      9

our
visioninto
action
Business plan 2008–2011

The Vision into Action (VIA) plan embodies all aspects of our strategy which we believe will enable us to deliver superior shareholder returns.
At the heart of our plan is the performance scorecard – the financial targets we have set ourselves – judiciously reinforced by our priorities, sustainability commitments and culture. In this section, we explain the key elements of the plan, focusing on the three key priorities and the performance scorecard. Our sustainability commitments are covered in more detail in the our sustainability commitments section.
Vision into Action plan priorities
Our VIA sets out specific actions for each of its three strategic priorities. Every year these actions are reviewed and updated for changes in market conditions and strategic developments. Opposite, we describe in more detail the way in which implementing our priorities over the four years of the plan will enhance our business.

Vision

Governing
objective

Performance
scorecard

Priorities

Sustainability
commitments

Culture

Purpose

10     Cadbury Shareholder Magazine 2008/09

1. growth
Our growth strategy– ‘Fewer, Faster, Bigger, Better’ – has a number of key components:
>	Category and geographic focus as a means of providing scale and simplicity. We focus our efforts on a limited number of key markets in each category – those that are biggest today, or will be tomorrow.

>	Focusing on our biggest, strongest brands. We have thirteen brands that generate around half our total revenues. In future these brands will get a higher portion of our marketing support.

>	Targeting customers who offer us the best potential reward which include some of our largest global customers.
2. efficiency
We recognise that it is not enough to grow faster; we must also be more profitable. Our efficiency target is encapsulated in the ambition to improve our operating profit margins from around 10% in 2007 to mid-teens by 2011. Our cost reduction and efficiency programme is impacting all parts of the business: in sales, general and administration (SG&A) costs and supply chain; in the regions; and at the centre. By 2011, we expect to close around 15% of Cadbury’s manufacturing sites around the world and as a result to also reduce total headcount by a similar amount.
3. capabilities
As we develop our focus on being a pure-play confectionery business we will continue to invest in capabilities to support our people to deliver on our growth and efficiency priorities.
We will continue to embed our “Building Commercial Capabilities” programme, which aims to improve commercial decision-making, and marketing and sales expertise by defining a common way of marketing and selling across the business.

Cadbury Shareholder Magazine 2008/09      11

our business units

At the beginning of 2009, we eliminated the regional structure to operate as seven business units and leverage the strengthened category leadership across our markets.

North America

£1,201m Revenue

22% Share of revenue

Number of employees: 8,700
Number of manufacturing sites: 5

Main markets: Canada, US, Mexico

Main brands: Trident, Halls, Cadbury, Dentyne, Stride, Chiclets, Bubbaloo, Clorets

South America

£430m Revenue

8% Share of revenue

Number of employees: 5,200
Number of manufacturing sites: 3

Main markets: Brazil, Argentina, Venezuela, Colombia

Main brands: Trident, Halls, Bubbaloo, Chiclets, Beldent

Middle East and Africa

£376m Revenue

7% Share of revenue

Number of employees: 5,700
Number of manufacturing sites: 13

Main markets: South Africa, Botswana, Swaziland, Namibia, Kenya, Egypt, Lebanon, Morocco, Nigeria, Ghana

Main brands: Cadbury, Halls, Eclairs, Stimorol, Dentyne, Clorets, Trident, Chiclets, Endearmints, Chappies, Bournvita, Tom Tom, Bubba

12     Cadbury Shareholder Magazine 2008/09

Britain & Ireland

£1,269m Revenue

24% Share of revenue

Number of employees: 5,700
Number of manufacturing sites: 8

Main markets: UK, Republic of Ireland

Main brands: Cadbury Dairy Milk, Creme Egg, Flake, Green & Black's, Crunchie, Bassetts, Maynards, Trebor, Trident, Halls, The Natural Confectionery Co., Eclairs

Europe

£1,097m Revenue

20% Share of revenue

Number of employees: 10,700
Number of manufacturing sites: 17

Main markets: France, Turkey, Russia, Poland, Spain, Denmark, Greece, Portugal, Romania, Netherlands, Switzerland, Sweden, Norway, Belgium

Main brands: Trident, Halls, Hollywood, Stimorol, Dirol, Wedel, Carambar, Jelibon, Kandia, Poulain

Pacific

£665m Revenue

13% Share of revenue

Number of employees: 4,400
Number of manufacturing sites: 8

Main markets: Japan, Australia, New Zealand

Main brands: Cadbury, The Natural Confectionery Co, Boost, Cherry Ripe, Clorets, Recaldent, Halls

Asia

£337m Revenue

6% Share of revenue

Number of employees: 6,600
Number of manufacturing sites: 10

Main markets: India, Malaysia, Thailand and China

Main brands: Cadbury Dairy Milk, Bournvita, Halls, Eclairs/Choclairs, Clorets, Dentyne

Cadbury Shareholder Magazine 2008/09      13

heaven

$87bn
Size of global chocolate market

46%
Chocolate share of Cadbury revenue

7.5%
Cadbury global chocolate market share

no.5
Cadbury global chocolate market position

DAIRY MI
Be treatwise
Get to know your
GDAs
SEE BACK OF PACK

Chocolate is mainly a regional business where consumers seek a particular taste in each market. Production is historically complex and there is scope for major efficiencies through rationalisation.

2008 marked a year of continued strong growth for Cadbury Dairy Milk in its principal emerging markets, namely India and South Africa.

India has amongst the lowest consumption levels of chocolate in the world. Cadbury Dairy Milk, as the leading chocolate brand, is focused on growing chocolate consumption. High advertising investment, communication that encourages consumers to substitute chocolates for local sweets, and exciting low unit price packs, have grown the brand by 36% while increasing chocolate consumption by 25% in 2008.

In South Africa, Cadbury Dairy Milk celebrated an all-time market share record for 2008. This was supported by the launch of four new 'Local 'n' Lekker' ('local and delicious') variants, the introduction of three new premium Cadbury Dairy Milk flavours and an innovative promotion programme.

Cadbury's focus chocolate brands:

Cadbury | creme egg | GREEN & BLACK'S ORGANIC | Flake

Contains
Flavour
LIQUID CENTRE
Bubbaloo
Contains
Strawberry
Flavour
BUBBLE GUM WITH LIQUID CENTRE

$23bn
Size of global gum market

33%
Gum share of Cadbury revenue

28.9%
Cadbury global gum market share

no.2
Cadbury global gum market position

Gum is the fastest growing confectionery category, and the most consolidated. It is also a global business where economies of scale are significant.

2008 marked a strong performance for soft texture slab gum in Europe.

Using our 'smart variety' approach we rolled out our longer lasting technology, developed under the Stride brand in the US, to three of our focus brands across Europe: Trident Senses; Hollywood Style; and Stimorol Senses. This award-winning multi-country roll-out marked the most successful brand launch in Cadbury Europe's history. Continued market share growth in 2008, particularly in Spain, Portugal and Greece, highlighted the benefits of appropriate localisation of winning global platforms.

2008 was a good year in our other large gum markets including the US, Mexico, and Japan. Powerful growth in gum was also seen in our emerging markets including South Africa, Brazil and India where we continued to gain share in the bubble gum market. In India, Bubbaloo achieved the fastest gain in brand awareness and became a firmly established, differentiated product in 2008, supported by successful advertising and focused distribution activation.

Cadbury's focus gum brands:

Trident Dentyne HOLLYWOOD Chewing Gum

STIMOROL Bubbaloo Clorets

BINKA'S
THE NATURAL
CONFECTIONERY CO.
NO ARTIFICIAL COLOURS
NO ARTIFICIAL FLAVOURS

$49bn	21%	7.2%	no.1
Size of global candy market	Candy share of Cadbury revenue	Cadbury global candy market share	Cadbury global candy market position

Candy is the most fragmented confectionery category with a proliferation of local brands.

Summer 2008 saw the UK launch of one of Cadbury's focus brands, The Natural Confectionery Co.

Free from artificial colours and flavours, this global candy brand has widespread appeal and through its UK launch, has further grown Cadbury's leadership position in the category. Following the success of The Natural Confectionery Co. in Australia, New Zealand and Ireland, the UK launch has been well received, winning a number of industry awards.

Cadbury's focus candy brands:

Eclairs | The Natural Confectionery Co. | Halls

temptations

financial
statements
Consolidated income statement
for the year ended 31 December 2008

								Re-presented
			2008			Re-presented		2007	Re-presented
	2008		Non-	2008		2007		Non-	2007
	Underlying		underlying [1]	Total		Underlying		underlying [1]	Total
	£m		£m	£m		£m		£m	£m

Continuing operations

Revenue	5,384		–	5,384		4,699		–	4,699

Trading costs	(4,746)		(57)	(4,803)		(4,226)		(32)	(4,258)

Restructuring costs	–		(194)	(194)		–		(165)	(165)

Non-trading items	–		1	1		–		2	2

Profit from operations	638		(250)	388		473		(195)	278

Share of result in associates	10		–	10		8		–	8

Profit before financing and taxation	648		(250)	398		481		(195)	286

Investment revenue	52		–	52		56		–	56

Finance costs	(141)		91	(50)		(107)		19	(88)

Profit before taxation	559		(159)	400		430		(176)	254

Taxation	(156)		126	(30)		(121)		16	(105)

Profit for the period from
continuing operations	403		(33)	370		309		(160)	149

Discontinued operations[2]

(Loss)/Profit for the period from
discontinued operations	84		(88)	(4)		323		(65)	258

Profit for the period	487		(121)	366		632		(225)	407

Attributable to:

Equity holders of the parent	485		(121)	364		630		(225)	405

Minority interests	2		–	2		2		–	2

	487		(121)	366		632		(225)	407

Earnings per share from continuing and discontinued operations

Basic	30.1	p		22.6	p	30.2	p		19.4	p

Diluted	30.0	p		22.6	p	29.9	p		19.2	p

From continuing operations

Basic	24.9	p		22.8	p	14.7	p		7.0	p

Diluted	24.8	p		22.8	p	14.6	p		7.0	p

[1]	Includes restructuring costs, non-trading items, amortisation and impairment of acquisition intangibles, IAS 39 adjustment and any associated tax effect.

[2]	In accordance with IFRS 5, the 2007 income statement, statement of recognised income and expense and related notes have been re-presented following the classification of Americas Beverages and Australia Beverages as discontinued operations.
20      Cadbury Shareholder Magazine 2008/09

Balance sheet
at 31 December 2008

	Group
	2008	2007
	£m	£m

Assets

Non-current assets

Intangible assets	3,886	6,183

Property, plant and equipment and software intangibles	1,848	2,053

Investment in associates and other investments	30	34

Deferred tax assets	181	124

Retirement benefit assets	17	223

Trade and other receivables	28	50

	5,990	8,667

Current assets

Inventories	767	821

Short-term investments	247	2

Trade and other receivables	1,067	1,197

Tax recoverable	35	41

Cash and cash equivalents	251	493

Derivative financial instruments	268	46

	2,635	2,600

Assets held for sale	270	71

Total assets	8,895	11,338

Liabilities

Current liabilities

Trade and other payables	(1,551)	(1,701)

Tax payable	(328)	(197)

Short-term borrowings including finance leases and overdrafts	(1,190)	(2,583)

Short-term provisions	(150)	(111)

Derivative financial instruments	(169)	(22)

	(3,388)	(4,614)

Non-current liabilities

Trade and other payables	(61)	(37)

Borrowings including finance leases	(1,195)	(1,131)

Retirement benefit obligations	(275)	(143)

Tax payable	(6)	(16)

Deferred tax liabilities	(121)	(1,145)

Long-term provisions	(218)	(61)

	(1,876)	(2,533)

Liabilities directly associated with assets classified as held for sale	(97)	(18)

Total liabilities	(5,361)	(7,165)

Net assets	3,534	4,173

Equity

Share capital	136	264

Share premium account	38	1,225

Other reserves	3,348	2,673

Equity attributable to equity holders of the parent	3,522	4,162

Minority interests	12	11

Total equity	3,534	4,173

Cadbury Shareholder Magazine 2008/09      21

Consolidated cash flow statement
for the year ended 31 December 2008

	Group
	2008	2007
	£m	£m

Net cash inflow from operating activities	469	812

Investing activities

Dividends received from associates	10	8

Proceeds on disposal of property, plant and equipment	18	57

Purchases of property, plant and equipment and software	(500)	(409)

Americas Beverages separation costs paid	(107)	(30)

Americas Beverages net cash and cash equivalents demerged	(67)	–

Acquisitions of businesses and associates	16	(352)

Net cash assumed on acquisitions	–	6

Sale of investments, associates and subsidiary undertakings	48	27

Cash removed on disposal	(4)	(1)

Acquisitions and disposals	60	(320)

Movement in equity investments and money market deposits	(245)	127

Net cash used in investing activities	(831)	(567)

Net cash (outflow)/inflow before financing activities	(362)	245

Financing activities

Dividends paid	(295)	(311)

Dividends paid to minority interests	–	(1)

Capital element of finance leases repaid	(21)	(21)

Proceeds on issues of ordinary shares	58	56

Net movement of shares held under Employee Trust	12	(13)

Proceeds of new borrowings	4,382	2,026

Borrowings repaid	(4,167)	(1,722)

Net cash (used in)/generated from financing activities	(31)	14

Net (decrease)/increase in cash and cash equivalents	(393)	259

Opening net cash and cash equivalents – total Group	449	186

Effect of foreign exchange rates	43	4

Closing net cash and cash equivalents	99	449

Net cash and cash equivalents in the continuing group includes overdraft balances of £152 million (2007: £44 million). There are no cash and cash equivalents included in assets held for sale.
22     Cadbury Shareholder Magazine 2008/09

Segmental reporting
2008 Business segment analysis

	Reported measures			Segment measures
					Underlying
		Profit from	Operating		profit from	Underlying
	Revenue	operations	margin	Revenue	operations	margin
	£m	£m	%	£m	£m	£m

BIMA	1,645	107	6.5	1,645	173	10.5

Europe	1,097	44	4.0	1,097	115	10.5

Americas	1,631	296	18.1	1,631	315	19.3

Asia Pacific	1,002	106	10.6	1,002	143	14.3

	5,375	553	10.3	5,375	746	13.9

Central	9	(165)	n/a	9	(108)	n/a

Profit from operations	5,384	388	7.2	5,384	638	11.9

2007 Business segment analysis

	Re-presented 2007
	Reported measures			Segment measures
					Underlying
		Profit from	Operating		profit from	Underlying
	Revenue	operations	margin	Revenue	operations	margin
	£m	£m	%	£m	£m	%

BIMA	1,579	83	5.3	1,579	153	9.7

Europe	879	61	6.9	879	82	9.3

Americas	1,372	191	13.9	1,372	234	17.1

Asia Pacific	860	109	12.7	860	122	14.2

	4,690	444	9.5	4,690	591	12.6

Central	9	(166)	n/a	9	(118)	n/a

Profit from operations	4,699	278	5.9	4,699	473	10.1

Cadbury Shareholder Magazine 2008/09      23

Our sustainability commitments

just
good
business

Corporate responsibility is one of the things that makes Cadbury special. For nearly 200 years we have appreciated that “doing good is good for business”.
Over the past few years, we have made some significant improvements in our approach applying greater rigour and moving from a mindset of ‘responsibility to one of ‘sustainable business practices’.
For more information on Cadbury corporate
responsibility please go to www.dearcadbury.com
The result is an agenda that pushes the boundaries in keeping with our ambition to be the biggest and best. We have:
>	Integrated sustainability into our VIA plan

>	Established clear goals in the form of our sustainability commitments

>	Created leading edge programmes – Purple Goes Green, the Cadbury Cocoa Partnership and Be treatwise

>	Developed specific training for our people and key suppliers

>	Ensured that our company values –

Performance, Quality, Respect,

Integrity and Responsibility – help us achieve our core purpose of ‘creating brands people love’.

Cadbury Cocoa Partnership

Sustainable cocoa production is vital to Cadbury’s success. Without cocoa there would be no chocolate. Over the next 10 years we are investing around £45m –guaranteeing a reliable, long-term source of the right quality cocoa, and the right quality of life for those who grow it. The Cadbury Cocoa Partnership is a groundbreaking initiative to support sustainable cocoa growing in Ghana, India, Indonesia and the Caribbean.

We invested £1m in 2008 as a seed fund to establish the programme with annual funding levels planned to rise to £5m from 2010.

Purple goes green

In 2007 we revolutionised our approach to the environment in response to the challenge of climate change. We created a new industry-
leading environmental programme called ‘Purple Goes Green’ in conjunction with experts such as Forum for the Future and the Carbon Trust.
Our stretching targets:
>	50% reduction of absolute carbon emissions by 2020

>	10% reduction in packaging used per tonne of product by 2020

>	100% water scarce sites with water reduction programmes by 2009

>	Campaign for change

24     Cadbury Shareholder Magazine 2008/09

progress update	Our sustainability commitments
Six sustainability commitments underpin our VIA. They have been specifically chosen because they both improve our business performance and our impact on the wider world. Our Board CSR committee, chaired by Lord Patten, oversees our plans to deliver these commitments.

Sustainability commitment	2008 results & comments

1. Promote responsible consumption	> > >
95% of our products labelled with nutritional information
55% of our ‘treat’ products labelled with additional ‘responsible consumption’ messages
Global review of our progress on Wellbeing options initiated

2. Ensure ethical and sustainable sourcing	> > >
Cadbury Cocoa Partnership celebrates its first anniversary with 100 communities joining. Cadbury plc celebrates 100 years of cocoa trading in Ghana
Sustainable agriculture assessment tool implemented with good progress on sugar, mint and palm oil
Supplier engagement progressing through common industry engagement and self-assessment tool Supplier Ethical Data Exchange (SEDEX)

3. Prioritise quality and safety	> > >
Behavioural programme pilots are being rolled out in all business units to strengthen safety leadership behaviours and our safety culture
Excellent progress on Lost Time Injury Frequency Rate (LTIFR) with the Group obtaining the lowest rate in its history
Strengthened incident prevention and investigation strategy

4. Reduce carbon, water use and packaging	> > >
10% reduction in absolute carbon emissions expected by 2011 with a target of 50% by 2020
17% reduction in water use since 2006 with 33 sites now with reduction programmes in place
200+ Green Advocates in over 35 countries driving the green agenda

5. Nurture and reward colleagues	> > >
83% of colleagues believe Cadbury is “a great place to work”
Consistently aim to achieve above 75% in our Employee Climate Survey results with 2008 colleague commitment score of 3.35 and engagement score of 3.08 (out of 4)
19% of executive management are female

6. Invest in communities	> > >
2.3% of pre-tax profit invested in community causes
Global commitment to enable colleague volunteering.
Flagship initiatives to address the Millennium Development Goals including: Sarvam, Trident Smiles, Africa Aid, and our HIV/AIDS programme

Cadbury Shareholder Magazine 2008/09     25

Board of Directors and Group Secretary

>	Roger Carr – Chairman

>	Guy Elliott – Senior Independent Director

>	Todd Stitzer – Chief Executive Officer

>	Ken Hanna – Chief Financial Officer

>	Dr Wolfgang Berndt –

Independent Non-Executive Director

>	Colin Day –

Independent Non-Executive Director

>	Baroness Hogg –

Independent Non-Executive Director

>	Lord Patten – Independent Non-Executive Director

>	Raymond Viault–

Independent Non-Executive Director

>	Henry Udow –

Chief Legal Officer and Group Secretary
Sir John Sunderland, David Thompson, Sanjiv Ahuja, Ellen Marram and Bob Stack all retired during 2008. In addition, Ken Hanna will step down as Chief Financial Officer in April 2009. Ken will be succeeded by Andrew Bonfield, who joined Cadbury in February 2009.
Roger Carr was appointed Chairman in July 2008 and Baroness Hogg and Colin Day joined the Board later in the year.
The following Directors will be subject to election or re-election at this year’s AGM:
Roger Carr
Appointed to the Board in January 2001, Roger Carr is Chairman of the Board and of the Nomination Committee. Roger Carr’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company. He is responsible for consulting with major UK shareholders on matters of corporate governance.
Roger Carr’s other directorships and offices include: Chairman of Centrica plc; Non-Executive Director of The Bank of England; and Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce.
Todd Stitzer
Appointed to the Board in March 2000, Todd was appointed CEO in May 2003.
Todd joined Cadbury North America in 1983 as Assistant General Counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Company. Todd was President & CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003. Todd’s business leadership, legal and commercial expertise make him well placed to lead the organisation as it delivers on its commitment to achieve superior shareholder performance through Vision into Action.
Todd’s other directorships and offices include: Non-Executive Director of Diageo plc and Director of Business in the Community.
Andrew Bonfield
Andrew joined the Company in February 2009 and will be appointed to the Board in April 2009. He has 10 years experience as a Chief Financial Officer. Most recently, he was CFO of Bristol-Myers Squibb (2002–2008), the international pharmaceutical company, and was also CFO at SmithKline Beecham plc (1998–2000), prior to its merger with Glaxo Welcome plc. Andrew has established a strong track record as an international and FTSE 100 CFO.
Colin Day
Appointed to the Board in December 2008, Colin will succeed Guy Elliott as Chairman of the Audit Committee in April 2009. Colin has extensive experience of consumer products and his strong focus on performance and execution enables him to add significantly to the skills and capabilities of Cadbury’s Board. Other directorships and offices include: Chief Financial Officer of Reckitt Benckiser plc and Non-Executive Director of WPP Group plc.
Baroness Hogg
Appointed to the Board in October 2008, Baroness Hogg brings extensive experience of business, government and the media to Cadbury. Other directorships and offices include: Chairman of 3i Group plc; Non-Executive Director of BG Group plc; Chairman of Frontier Economics Limited; and Deputy Chairman of the Financial Reporting Council.
For full details of all Directors, please visit the
Cadbury Group website at www.cadbury.com

26     Cadbury Shareholder Magazine 2008/09

Directors’ remuneration report – highlights

Remuneration policy principles
Our remuneration policy for executives, including Executive Directors, is based on the following core principles:
>	base salary between median and upper quartile of the Company’s comparator group and at upper quartile for consistently strong or outstanding individual performance;

>	a portfolio of incentives and rewards balance the achievement of short and long-term business objectives;

>	payments under the performance related elements of our incentive plans based on the measurable delivery of widely used and understood metrics (calculated at constant currency);

>	total remuneration potential designed to be competitive in the relevant market, thereby enabling us to attract and retain high calibre executives;

>	significant opportunities to acquire Cadbury shares, consistent with building a strong ownership culture; and
>	Executive Directors expected to meet a share ownership requirement set at four times base salary.
Where salaries are set at more than median, this reflects strong performance by the individual concerned over a number of years and other individual factors, such as their attractiveness to other potential employers and the difficulty in replacing them were they to leave the Group.
The share ownership guidelines noted above are at the top end of such requirements for companies in the FTSE 100 and also apply to senior executives within the Group, with a range for them of one to three times salary, depending on their level in the organisation. New appointments are given a period of three to five years in which to satisfy this requirement. All the Executive Directors who served in the year exceeded the requirement.

Overview of remuneration elements for executives including Executive Directors

Performance
Element	Objective	period	Performance conditions for awards

Base salary	Reflects market value of role and individual’s skills and experience	Not applicable	Reviewed annually, following external benchmarking and taking into account individual performance and the increases awarded to other employees

Annual Incentive Plan (AIP)	Incentivises delivery of performance goals for the year	One year
For 2008 awards, performance targets were based on a matrix requiring simultaneous improvement in revenue growth and trading margin. There was also an element related to key performance indicators and personal objectives. For 2009, performance targets for awards will be based 70% on a revenue/ margin matrix, 20% on a cash flow measure and 10% on non-financial measures

Bonus Share Retention Plan (BSRP) Note: This is a voluntary investment programme	Incentivises sustained annual growth. Aids retention of executives. Supports and encourages share ownership	Three years
Voluntary deferral of AIP with an additional match. Continued employment results in a match of 40%, and performance targets (based on a matrix requiring simultaneous improvement in revenue growth and trading margin) can result in an additional match of 60%

Long Term Incentive Plan (LTIP)	Incentivises long-term value creation. Aids retention of executives	Three years	Performance targets are based on a matrix requiring simultaneous improvement in Underlying Earnings Per Share (UEPS) and Return On Invested Capital (ROIC)

Whether particular performance conditions are met is assessed with reference to our Annual Accounts or to external data which is publicly available. These methods have been chosen as they are or can be independently audited.
Cadbury Shareholder Magazine 2008/09     27

Directors’ remuneration report – highlights continued

Performance graph
The following graph shows the Company’s performance (Cadbury Schweppes plc for periods prior to 2 May 2008) measured by total shareholder return (TSR) for the five years to 31 December 2008 compared with the TSR performance of the FTSE 100 companies over the same period. The graph takes into account the Scheme of Arrangement by which Cadbury plc replaced Cadbury Schweppes plc as the ultimate parent company in the Group in May 2008. TSR is the product of the share price plus reinvested dividends. The FTSE 100 index has been selected for this comparison because it is the principal index in which the Company’s shares are quoted. TSR was used as a performance measure for LTIP grants prior to 2008 but was measured against an international peer group chosen to reflect the global nature of our business. The graph has been prepared in accordance with the Companies Act 2006 and is not an indication of the likely vesting of awards granted under any of the Company’s incentive plans.
Share ownership of current Directors

As at
31 December 2008

Dr Wolfgang Berndt	60,843

Roger Carr	42,874

Colin Day (b)	–

Guy Elliott	6,485

Ken Hanna (c)	414,336

Baroness Hogg (b)	–

Lord Patten	10,602

Bob Stack (a) (c)	525,338

Todd Stitzer (c)	642,059

Raymond Viault	14,138

Current Non-Executive Directors’ fees and benefits

	2008	2007
	Total	Total
	£000	£000

Dr Wolfgang Berndt	71	64

Roger Carr	259	105

Colin Day (b)	5	–

Guy Elliott	76	24

Baroness Hogg (b)	10	–

Lord Patten	65	65

Raymond Viault	89	80

Notes to tables above

(a)	Bob Stack resigned on 31 December 2008.

(b)	Baroness Hogg was appointed as a Non-Executive Director on 24 October 2008 and Colin Day was appointed as a Non-Executive Director on 1 December 2008.

(c)	Holdings of ordinary shares include shares awarded under the BSRP and the all-employee share incentive plan and LTIP shares held in trust.

28     Cadbury Shareholder Magazine 2008/09

Executive Directors’ remuneration

		Allowances	Other	AIP/BSRP	2008	2007
	Base salary	(a)	Benefits(b)	(c)	total	total
	£000	£000	£000	£000	£000	£000

Ken Hanna	633	215	–	1,233	2,081	1,743

Bob Stack (d)	525	296	124	1,022	1,967	1,856

Todd Stitzer (d)	985	260	188	2,665	4,098	3,243

Directors’ gains on share plans

	BSRP
	performance	LTIP	Gains on
	awards	awards	exercise
	earned in	earned in	of share	2008	2007
	2008 (c)	2008 (c)	options	total	total
	£000	£000	£000	£000	£000

Ken Hanna (e)	114	420	258	792	526

Bob Stack	100	361	955	1,416	728

Todd Stitzer	180	670	230	1,080	772

Notes to tables above

(a)	The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) relates to income tax payments. Where taxation rates in their home country are lower than in the host country (eg US versus UK), individuals are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, we pay an amount equal to the incremental tax resulting from the assignment of individuals. This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown are in respect of previous financial years which can create distortions when assessing year on year movements. For all Directors, Allowances include flexible benefits and car allowances. Ken Hanna’s Allowances include an amount equal to 30% of his base salary in lieu of a pension contribution, disability benefits and life cover.

(b)	Other benefits include company cars and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.

(c)	The total AIP award shown was awarded in respect of 2008 performance. Todd Stitzer is the only Director eligible to participate in BSRP and will invest 100% of his AIP in the BSRP on 4 March 2009. The amount shown includes the service related matching award to be awarded under the BSRP. BSRP and LTIP awards earned in 2008 will vest on 4 March 2009. These awards were fair valued at the time of the demerger of the Americas Beverages. The value shown in the ‘gains on share plans’ table is based on an indicative share price of £5.12, the mid-market price of a share on the London Stock Exchange on 17 February 2009.

(d)	Todd Stitzer’s and Bob Stack’s base salaries, AIP and other benefits are calculated and paid in US dollars. Their base salaries are: Todd Stitzer – US$1,821,312 (2007: US$1,726,000); Bob Stack – US$971,154 (2007: US$919,000).

(e)	Ken Hanna was granted a restricted ISAP award in March 2004 over 225,000 shares, 75,000 shares of which vested on 26 March 2008. The mid-market price on that date of a Cadbury Schweppes plc share was £5.72.
To access the full Directors’ remuneration report,
please visit www.cadbury.com/annualreport08
Cadbury Shareholder Magazine 2008/09     29

   shareholder information

Your shareholding
The Company’s share register is maintained by Computershare Investor Services PLC. Queries regarding your shareholding should be directed as follows:
> For the UK and Europe:
The Registrar to Cadbury plc
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol
BS99 7NH
United Kingdom
Tel: +44 (0) 870 873 5803
Fax: +44 (0) 870 703 6103
> For the Americas*:
The Registrar to Cadbury plc
Computershare Investor Services LLC
2 North LaSalle Street
Chicago
Illinois 60602
US

Tel: +1 888 728 8741
> For Asia Pacific*:
The Registrar to Cadbury plc
Computershare Limited
Yarra Falls
452 Johnston Street
Abbotsford
Vic. 3067
Australia
Tel: 1 800 011 188 or
Tel: +61 (1) 3 9415 4161 from outside Australia
*	Correspondence sent to these addresses will be forwarded to the UK for processing.
> Global e-mail address
web.queries@computershare.co.uk
> Global web address
www.computershare.co.uk
Please contact the Registrar should you wish to: amalgamate different share accounts; have your dividend paid directly into your UK bank account; receive your dividend in foreign currencies (GPS); or use your dividend to buy additional Cadbury plc shares via the Dividend Reinvestment Plan (DRIP).
In addition, dividend tax vouchers can be printed off on the Computershare website
Electronic communications
Shareholders may communicate electronically with the Company and can either:
>	Receive e-mail notification that documents are available on the website – an e-mail address is required for this option; or

>	Receive notification by post that documents are available on the website.
Electing for electronic communications not only saves Cadbury money but also reduces the Company’s impact on the environment. To register for e-comms, please visit www-uk.computershare.com/investor/ security/emailcapture.asp
Financial calendar and key dates in 2009

Announcement of results for 2008	25 Feb 2009

2008 Final dividend:

– Ex dividend date	22 Apr 2009

– Record date	24 Apr 2009

– Last date for changes to bank/GPS/ DRIP mandates to reach Registrar	30 Apr 2009

– Payment date	22 May 2009

*Trading update – Quarter 1	30 Apr 2009

Annual General Meeting	14 May 2009

*Trading update	18 Jun 2009

Announcement of half year results for 2009	29 Jul 2009

2009 Proposed interim dividend:

– Ex dividend date	16 Sep 2009

– Record date	18 Sep 2009

– Last date for changes to bank/GPS/DRIP mandates to reach Registrar	25 Sep 2009

– Payment date	16 Oct 2009

*Trading update – Quarter 3	26 Oct 2009

*Trading update – Full year update	15 Dec 2009

*	These are provisional dates and may be subject to change

30     Cadbury Shareholder Magazine 2008/09

Dividends and Annual General Meeting (AGM)
The interim dividend for 2008 of 5.3p per ordinary share was paid on 17 October 2008. The final dividend for 2008 of 11.1p per ordinary share was announced by the Directors on 25 February 2009 and, subject to approval at the AGM, will be paid on 22 May 2009 to ordinary shareholders on the register at the close of business on 24 April 2009. The final dividend will be paid on 22 May 2009 to ADR holders on the ADR register at 24 April 2009. For information on historic dividends and share prices please log on to the Investor Centre part of our website at: http://www.cadburyinvestors.com/ cadbury_ir/share_price
Share dealing service
Stocktrade offers our non-US resident shareholders a telephone share dealing service. To use this service please telephone +44 (0) 845 402 3026 between the hours of 8.00 a.m. and 4.30 p.m. (UK time), quoting Low Co204. For details of the service available to US resident shareholders, please contact the Group Secretariat department at the Company’s registered office on +44 (0) 1895 615000, or email group.secretariat@csplc.com
ShareGift
Shareholders with a small number of shares, the value of which makes it uneconomical to sell them, may wish to consider donating them to charity through ShareGift, a registered charity (number 1052686) administered by The Orr Mackintosh Foundation.
For further information about ShareGift,
please contact:
ShareGift
17 Carlton House Terrace
London
SW1Y 5AH
United Kingdom
Tel: +44 (0) 20 7930 3737
www.sharegift.org
Shareholder fraud – tips on protecting your shareholding
To reduce the risk of fraud please consider the following
>	Keep your certificates in a safe place or hold your shares electronically in CREST via a nominee.

>	Keep all correspondence from the Registrars in a safe place.

>	If you change your address inform the Registrars.
>	Know when the dividends are paid. Consider having your dividend paid directly into your bank, reducing the risk of cheques being intercepted or lost in the post.

>	If you are buying or selling shares, only deal with brokers registered in your country or the UK to buy or sell shares.
If you have any reason to believe that you may have been the target of a fraud, or attempted fraud, please contact the Registrar immediately.
Unsolicited mail
You may receive unsolicited mail in connection with your Cadbury shareholding. You can take steps to limit this by contacting:
The Mailing Preference Service
MPS Freepost LON20771
London
W1E 0ZT
American Depositary Receipts
Cadbury ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Receipts, or ADRs. Each ADR represents four ordinary shares. The ADR Depositary is JPMorgan Chase Bank N.A. – any enquiries should be directed to:
JP Morgan Chase Bank N.A.
PO Box 64504
St Paul
MN 55164-0504
Minnesota
US
Tel: +1 800 990 1135 (US only) or
Tel: +1 651 453 2128 (from outside the US)
>	Global e-mail address

jpmorgan.adr@wellsfargo.com

>	Global web address

www.adr.com
Global Invest Direct
Global Invest Direct (GID) is a program established by JPMorgan Chase Bank N.A. to provide a convenient and economical way for investors to increase their ADR investment in the Company. Contact JPMorgan Chase Bank N.A for more details.
Dr Pepper Snapple Group, Inc (DPSG)
Any enquiries relating to DPSG shareholdings must be directed to Computershare Trust Company, N.A.:
Tel: +1 877 745 9312 (US only) or
Tel: +1 781 575 4033 (from outside the US)

Cadbury Shareholder Magazine 2008/09     31

notice of annual
general
meeting
The Annual General Meeting of Cadbury plc will be held at the Queen Elizabeth Conference Centre, Broad Sanctuary, London SW1P 3EE at 2.30 p.m. (London time) on Thursday 14th May 2009 for the purpose of considering, and if thought fit, passing the following resolutions:
Ordinary Resolutions:
1.	To receive the 2008 Financial Statements and the Directors’ and Auditors’ Reports.

2.	To declare and approve the Final Dividend.

3.	To approve the Directors’ Remuneration Report.

4.	To re-elect Roger Carr as a Director.

5.	To re-elect Todd Stitzer as a Director.

6.	To elect Baroness Hogg as a Director.

7.	To elect Colin Day as a Director.

8.	To elect Andrew Bonfield as a Director.

9.	To re-appoint Deloitte LLP as Auditors.

10.	To authorise the Directors to set the Auditors’ fees.

11.	To authorise the Company to make political donations and to incur political expenditure.

12.	To authorise the Directors to allot shares in the Company.
Special Resolutions:
13.	To approve the disapplication of pre-emption rights.

14.	To authorise the Company to purchase its own shares.

15.	To authorise the convening of a general meeting, other than an Annual General Meeting, on not less than 14 clear days’ notice.
A card enabling you to appoint a proxy or proxies for the purposes of speaking and voting on the resolutions being proposed at this year’s AGM is enclosed with this Magazine.

For more information on the Cadbury 2009 AGM visit www.cadbury.com/nom
32     Cadbury Shareholder Magazine 2008/09

Other information

Registered Office and Group Headquarters
Cadbury House
Sanderson Road
Uxbridge UB8 1DH
Registered in England and Wales No. 6497379
Telephone: +44 (0) 1895 615 000
www.cadbury.com
Chief Legal Officer and Group Secretary
Henry Udow
Senior Independent Non-Executive Director
Guy Elliott is our Senior Independent
Non-Executive Director. He may be
contacted at the registered office as
detailed above.
Registrars
Computershare Investor Services PLC
P.O.Box 82
The Pavilions
Bridgwater Road
Bristol BS99 6ZY, UK
Telephone: +44 (0) 870 873 5803
Fax: +44 (0) 870 703 6103
This Magazine does not contain sufficient information to allow as full an understanding of the results of the Group and state of affairs of the Company or of the Group and of the policies and arrangements concerning Directors’ Remuneration as would be provided by the full Annual Report and Accounts.
Shareholders who would like more detailed information may obtain, free of charge, a copy online at www.cadbury.com/annualreport08 or by writing to Cadbury’s Group Secretariat at our Registered Office.
Forward-looking statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward-looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward-looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”,
“goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward-looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Sanderson Road, Uxbridge UB8 1DH, United Kingdom and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward-looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.
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